EXHIBIT 12.1

AERCAP HOLDINGS N.V. AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF RATIOS
(U.S. dollar amounts in thousands, except ratio amounts)

	Year Ended December 31,					Nine Months Ended September
Fixed charges	2011	2012	2013	2014	2015	30, 2016
Interest expense	292,486	286,019	226,329	780,349	1,099,884	839,182
Capitalized interest	4,439	2,616	7,455	80,328	79,230	79,775
Portion of rent expense representative of interest	732	698	712	4,597	5,754	3,518
Total fixed charges	297,657	289,333	234,496	865,274	1,184,868	922,475

Earnings:
Income from continuing operations before income tax	230,051	154,879	310,791	916,898	1,365,699	777,825
Distributed income from equity investees	—	1,848	4,324	25,158	2,652	9,136
Fixed charged from above	297,657	289,333	234,496	865,274	1,184,868	922,475
Less capitalized interest from above	(4,439)	(2,616)	(7,455)	(80,328)	(79,230)	(79,775)
Amortization of capitalized interest	2,467	2,743	2,838	3,010	4,647	4,756
Earnings (as defined)	525,736	446,187	544,994	1,730,012	2,478,636	1,634,417

Ratio of earnings to fixed charges	1.77	1.54	2.32	2.00	2.09	1.77